                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                       Oxboro Medical International, Inc.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   691384 20 0
                                  -------------
                                 (CUSIP Number)

                                Girard P. Miller
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                            Telephone: (612) 371-2467
                            -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                       July 2, 22, 23, and August 2, 1999
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages


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-------------------------------
CUSIP No.     691384 20 0
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           CMM Properties, LLC   c/o Gary W. Copperud
           (FEIN Not required)
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER
           OF A GROUP (See Instructions)                                 (a) / /

                                                                         (b) /X/
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See instructions)       00 (Cash Reserves)
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                        / /
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           CMM Properties, LLC is a Limited Liability Company organized under the laws of the State of Colorado
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

                                                         303,545
     NUMBER OF         ---------------------------------------------------------
      SHARES              8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                                                -0-
       EACH            ---------------------------------------------------------
     REPORTING            9     SOLE DISPOSITIVE POWER
      PERSON
       WITH                                              303,545
                       ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                                             -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    60,709
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES (See instructions)                        /X/
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           Assuming 2,227,060 shares outstanding as of the date of the events which requires the filing of this statement (as presented in the Company's Form 10-QSB for the quarter ended June 30, 1999), the amount in Row 11 represents 13.63% of the outstanding shares. These share totals do not reflect a 1- for-5 reverse stock split, effective August 13, 1999.
--------------------------------------------------------------------------------

                                Page 2 of 5 Pages


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--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See instructions)

                00 (Limited Liability Company)
--------------------------------------------------------------------------------
CUSIP No. 691384 20 0

Item 1.   Security and Issuer.

          (a)  Title of Class of Securities: Common Stock, $.01 par value

          (b)  Name of Issuer: Oxboro Medical International, Inc.

          (c)  Address of Issuer's Principal Executive Offices:

               13828 Lincoln Street, N.E.
               Ham Lake, MN 55304

Item 2.   Identity and Background.

          (a)  Name of Person Filing: CMM Properties, LLC
               c/o Gary W. Copperud

          (b)  Business Address:

               c/o Peak to Peak Financial
               1730 South College Avenue, Box 20
               Fort Collins, CO 80525

          (c)  Principal Occupation or Employment: Investments

          (d)  Conviction in a criminal proceeding during the last five years:
               No

          (e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: No

          (f) Citizenship: CMM Properties, LLC is a Colorado Limited Liability Company

Item 3.   Source and Amount of Funds or Other Consideration.

          Cash reserves.

Item 4.   Purpose of Transaction.

          The Reporting Person acquired 23,900 shares of common stock on July 2, 1999, July 23, 1999 in open market transactions. The Reporting Person also exercised an option for 20,000

                                Page 3 of 5 Pages


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          shares of common stock on August 2, 1999. These transactions were for investment purposes.

          (a) On July 22, 1999, as described in the Issuer's registration statement on Form S-3, the Reporting Person has agreed to exercise purchase rights in the Issuer's Rights Offering, to the extent necessary to ensure the issuer satisfies the net tangible asset requirement to continue to be listed on the Nasdaq Smallcap Market.

Item 5.   INTEREST IN SECURITIES OF ISSUER

          (a)  Number and Percentage of Class beneficially owned:

               303,545 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by CMM Properties, LLC and this represents 13.63% of the 2,227,060 shares shown as outstanding in the Issuer's last Exchange Act filing, its Form 10-QSB for the quarter ended June 30, 1999. Share amounts have not been adjusted to reflect a 1-for-5 reverse stock split effected by the Issuer on August 13, 1999.

               In addition, under Section 13d-3(b), under some interpretations, the Reporting Person may be viewed as the beneficial owner of 170,000 shares of the Issuer's Common Stock in which Kenneth Brimmer (who also has reported his beneficial ownership on Schedule 13(d)) has a beneficial interest. If combined, such 170,000 shares and 303,545 shares, would represent 21.26% of the 2,227,060 shares assumed to be outstanding. See Item 6 below.

               DISCLAIMER: Pursuant to Rule 13d-3, the Reporting Person disclaims any interest of any kind, whether beneficial or otherwise, in the shares of the Issuer owned beneficially by the entity named above.

          (b) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the cover page.

          (c)  Recent transactions in Common Stock:


               Date of Period        No. of Shares          Price or Range
               --------------        -------------         ------------------
                  07/02/99               14,800            $1.03125 - $1.0625
                  07/23/99                9,100                  $1.00
                  08/02/99               20,000                  $1.00

          (d) Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

               Not applicable.

          (e)  Last Date on Which Reporting Person Ceased to be a 5% Holder:

               Not applicable.

                                Page 4 of 5 Pages


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Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, except that as described in the Issuer's Registration Statement on Form S-3, the Reporting Person has agreed to exercise purchase rights in the Issuer's Rights Offering, to the extent necessary to ensure that the Issuer satisfies the net tangible asset requirement to continue to be listed on the Nasdaq Smallcap Market. In addition, the Reporting Person has an informal, unwritten, non-binding understanding with Kenneth Brimmer, (who is mentioned in Item 5 above and who also is filing a Schedule 13(d)). Such understanding, to date, is to the effect that each will try (but not necessarily beforehand) to keep the other informed of any significant purchases or sales which such person makes, and that each will share, with the other, information concerning the Issuer, and requests for information addresses to the Issuer, which might affect the valuation of their respective investments.

Item 7.   Material to be Filed as Exhibits.

          (a) Registration Statement on Form S-3 as amended of Oxboro Medical International, Inc. filed on July 22, 1999 is incorporated by reference herein.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   September 22, 1999.

                                         CMM PROPERTIES, LLC


                                         By: /s/  Gary W. Copperud
                                             -----------------------------
                                          Its:    Manager
                                              ----------------------------

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